Exhibit 23.1

 Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northfield Bancorp, Inc.:

We consent to the use of our reports dated March 16, 2015, with respect to (i) the consolidated balance sheets of Northfield Bancorp, Inc. and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014 and (ii) the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Northfield Bancorp, Inc., incorporated by reference in the Pre-Effective Amendment No. 2 to the Registration Statement on Form S-4 and to the reference of our firm under the heading “Experts” in the registration statement.

Short Hills, NJ
October 30, 2015